

02023522

VF 7-31-02

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UNITED STATES
__ AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 0 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GunnAllen Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1715 N. Westshore Blvd., Seventh Floor
(No. and Street)

Tampa (City) FL (State) 33607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley A. Fay (813) 282-0808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name — *if individual, state last, first, middle name*)

201 E. Kennedy Boulevard, Suite 1200, Tampa, FL 33602
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VR 7/31/02

OATH OR AFFIRMATION

I, Bradley A. Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GunnAllen Financial, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



NOTARY PUBLIC
STATE OF FLORIDA

Angela C Gard
My Commission DD051082
Expires August 19, 2005

Notary Public
Angela C. Gard

Signature

CFO/FINOP
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUNNALLEN FINANCIAL, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 East Kennedy Boulevard
Tampa, Florida 33602-5821

Tel: (813) 273-8300
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
GunnAllen Financial, Inc.

We have audited the following financial statements of GunnAllen Financial, Inc. (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



January 30, 2002

GUNNALLEN FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 194,405
Cash segregated under federal regulations	226,104
Total cash and cash segregated under federal regulations	420,509
Deposit with clearing firm organization	1,189,462
Receivable from clearing firm	947,970
Accounts receivable	25,672
Marketable securities owned, at market value	244,186
Income tax receivable	251,137
Furniture, equipment, and leasehold improvements, net	64,689
Intangible assets, net	224,119
Deferred tax asset	47,848
Other assets	217,357
TOTAL ASSETS	$ 3,632,949

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable to brokers	$ 542,573
Transactions payable	166,872
Firm trading short	733,349
Payables to affiliates	314,222
Accounts payable and other liabilities	606,662
Liabilities subordinated to claims of general creditors	533,000
Total liabilities	2,896,678
STOCKHOLDER'S EQUITY:	
Common stock - $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	479,000
Retained earnings	256,271
Total stockholder's equity	736,271
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,632,949

See notes to financial statements.

GUNNALLEN FINANCIAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 12,541,742
Investment banking services	616,606
Interest	707,698
Clearing firm rebates	768,004
Other	660,446
Firm trading profits, net	500,847
Total revenues	15,795,343
EXPENSES:	
Commissions	7,794,890
Compensation and benefits	2,985,254
Clearing expenses	1,574,483
Other operating	1,049,979
Office and occupancy expenses	1,672,680
Communications	636,471
Research	233,033
Professional fees	239,799
Registration fees	276,826
Investment banking	204,403
Mark-to-market	267,650
Total expenses	16,935,468
LOSS BEFORE INCOME TAXES	(1,140,125)
BENEFIT FOR INCOME TAXES	(354,478)
NET LOSS	$ (785,647)

See notes to financial statements.

GUNNALLEN FINANCIAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (785,647)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	80,469
Decrease in deposit with clearing organization	27,294
Increase in accounts receivable	(91,048)
Increase in marketable securities	(14,300)
Increase in income taxes receivable	(251,137)
Increase in deferred tax asset	(12,434)
Increase in other assets	(3,684)
Decrease in payable to brokers and dealers	(101,684)
Decrease in transactions payable	(107,679)
Decrease in margin balance for inventory positions	(743,095)
Increase in firm trading short	727,349
Increase in payables to affiliates	308,901
Decrease in income taxes payable	(181,669)
Decrease in accounts payable and other liabilities	(120,220)
Net cash used in operating activities	(1,268,584)
CASH FLOWS USED IN INVESTING ACTIVITIES -	
Purchases of furniture, equipment, and leasehold improvements	(12,989)
CASH FLOWS USED IN FINANCING ACTIVITIES -	
Proceeds from issuance of liabilities subordinated to claims of general creditors	500,000
NET DECREASE IN CASH AND CASH SEGREGATED UNDER FEDERAL REGULATIONS	(781,573)
CASH AND CASH SEGREGATED UNDER FEDERAL REGULATIONS AT BEGINNING OF PERIOD	1,202,082
CASH AND CASH SEGREGATED UNDER FEDERAL REGULATIONS AT END OF PERIOD	$ 420,509
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 3,924
Income taxes	$ 181,670

See notes to financial statements.

GUNNALLEN FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2000	$ 1,000	$ 479,000	$ 1,041,918	$ 1,521,918
Net loss	-	-	(785,647)	(785,647)
BALANCE, DECEMBER 31, 2001	$ 1,000	$ 479,000	$ 256,271	$ 736,271

See notes to financial statements.

GUNNALLEN FINANCIAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2001

BALANCE, DECEMBER 31, 2000	$ 33,000
Additions	500,000
BALANCE, DECEMBER 31, 2001	$ 533,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations – GunnAllen Financial, Inc. (the "Company") is a registered introducing securities broker/dealer incorporated on January 15, 1986 in the state of Florida. The Company is a wholly owned subsidiary of National Partnership Exchange, Inc. ("NPE") which, in turn, is a wholly owned subsidiary of GunnAllen Holdings, Inc. ("Holdings"). Customer transactions are cleared by an independent third party who also maintains the individual customer accounts, with exception for the trading of limited partnerships, which are cleared by the Company.

Commissions – Commissions are earned on customer transactions and are remitted by the clearing broker. This is the Company's primary source of revenue. Accordingly, the primary expense is commission paid to brokers. The Company allocates, at various percentages, the total commissions earned on a trade with the individual broker who manages the customer account.

Investment Banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Cash Flows – For purposes of the statement of cash flows, the Company considers cash and cash segregated under federal regulations to be cash.

Furniture, Equipment, and Leasehold Improvements – Furniture, equipment, and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Accumulated depreciation at December 31, 2001 was $172,708. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes – The Company takes into account changes in tax rates when valuing the deferred income tax amounts carried on the statement of financial condition (the "Liability Method"). Deferred income taxes are provided for all temporary differences between financial statement income and taxable income. The Company files consolidated federal and state income tax returns with NPE. The Company's provision for income taxes is determined on a separate company basis.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Actual results could differ from those estimates.

Intangible Assets – On March 27, 1997, NPE entered into a stock purchase agreement providing for its acquisition by Holdings for $480,000. The net assets acquired amounted to $152,018. The excess purchase price over net assets acquired was allocated to the intangible value of the broker/dealer license

obtained. The license is being amortized using the straight-line method over 15 years. As of December 31, 2001, accumulated amortization was $103,863.

Long-Lived Assets – The Company evaluates the recoverability of the net carrying value of its long-lived assets by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The impairment write-down would be the difference between the carrying amounts and the fair value of these assets. A loss on impairment would be recognized by a charge to operations. As of December 31, 2001, the Company determined that no material impairment existed, and, accordingly, no loss was recognized.

Recent Accounting Pronouncements – On June 29, 2001, Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, was approved by the Financial Accounting Standards Board. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002, and it has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

2. CASH SEGREGATED UNDER FEDERAL REGULATIONS

The Company clears a limited number of transactions for NPE whose customers trade units in limited partnerships. Cash in the amount of $226,104 has been segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities under subordinated loan agreements at December 31, 2001 consisted of two notes payable to NPE and one note payable to GunnAllen Holdings, Inc. ("GAH"). One note payable to NPE is in the amount of $20,000 and is due in full on September 30, 2005. Interest is charged at 12% and is accrued monthly. The second note payable to NPE is in the amount of $13,000 and is due in full on September 1, 2005. Interest is charged at 9% and is accrued monthly. The note payable to GAH is in the amount of $500,000 and is due in full on August 1, 2002. Interest is charged at 10% per annum. In 2001, the interest charges for this note were forgiven by GAH.

Subordinated borrowings are covered by an agreement approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2001 are approximately as listed below:

2002	$ 693,940
2003	708,668
2004	720,677
2005	338,136
2006	109,886
Thereafter	-
	$2,571,307

Certain leases contain renewal options and escalation clauses. Rent expense for 2001 aggregated $877,226.

The Company is involved in various lawsuits incidental to its business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position and results of operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company's net capital, as defined, was $465,882, which was $365,882 in excess of its required amount of $100,000. The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2001 was 3.1 to 1.

6. RELATED PARTY TRANSACTIONS

During the course of the year, Holdings paid expenses of $311,824 on behalf of the Company, which were subsequently reimbursed.

7. BENEFIT FOR INCOME TAXES

The components of the benefit for income taxes are as follows:

Federal	$ 302,667
State	51,811
Total	$ 354,478

Deferred taxes, calculated based on temporary differences existing between the carrying accounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, consisted primarily of temporary differences in fixed assets.

* * * * * *

GUNNALLEN FINANCIAL, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

Net capital	
Total stockholder's equity	$ 736,271
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital	533,000
Total capital and allowable subordinated liabilities	1,269,271
Deductions and/or charges -	
Nonallowable assets:	
Income tax receivable	251,137
Intangible assets, net	224,119
Furniture, equipment, and leasehold improvements, net	64,689
Deferred tax asset	47,848
Other assets	84,178
Net capital before haircuts on securities positions	597,300
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	131,418
Net capital	$ 465,882

(Continued)

GUNNALLEN FINANCIAL, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

Aggregate indebtedness	
Items included in statement of financial condition -	
Payable to brokers and dealers	$ 542,572
Other liabilities	920,885
Total aggregate indebtedness	$ 1,463,457
Computation of net capital requirement	
Minimum net capital required (based on aggregate indebtedness)	$ 97,564
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital over requirement	$ 365,882
Ratio: aggregate indebtedness to net capital	3.1:1

There are no material reconciling items between the amount presented above and the amount as reported in the Company's amended and unaudited FOCUS report as of December 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary.

(Concluded)

GUNNALLEN FINANCIAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Credit Balances	
Transactions payable	$ 166,872
Debit Balances	-
Reserve Computation	
Excess of total credits over total debits	166,872
Amount held in reserve bank account	226,104
Excess funds on deposit	$ 59,232

There are no material reconciling items between the amount presented above and the amount as reported in the Company's amended and unaudited FOCUS report as of December 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary.

Note: The Company introduces a significant portion of its retail business to an independent clearing firm.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 East Kennedy Boulevard
Tampa, Florida 33602-5821

Tel: (813) 273-8300
www.us.deloitte.com

Deloitte & Touche

January 30, 2002

Board of Directors
GunnAllen Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of GunnAllen Financial, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 30, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP